UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF

THE SECURITIES EXCHANGE ACT OF 1934

VOCUS, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	58-1806705
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

12051 Indian Creek Court Beltsville, Maryland	20705
(Address of principal executive offices)	(Zip Code)

Copies to:

Richard Rudman Chief Executive Officer, President and Chairman 12051 Indian Creek Court Beltsville, Maryland (301) 459-2590	Clifford E. Neimeth, Esq. Greenberg Traurig, LLP 2375 East Camelback Road Suite 700 Phoenix, AZ 85016 (602) 445-8000

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	NASDAQ Global Market

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates (if applicable): Not Applicable

Securities to be registered pursuant to Section 12(g) of the Act:	None
(Title of Class)

Item 1.	Description of the Registrant’s Securities to Be Registered.

On May 13, 2013, the Board of Directors (the “Board”) of Vocus, Inc., a Delaware corporation (the “Company”), authorized and declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of the Company’s common stock, $0.01 par value (“Common Stock”), and 3.0256 Rights for each outstanding share of the Company’s Series A Convertible Preferred Stock, par value $0.01 per share (the “Series A Preferred Stock”) to stockholders of record at the close of business on May 13, 2013 (the “Record Date”). Each Right entitles the registered holder to purchase from the Company one one-thousandth (1/1000th) of a share of Series B Junior Participating Preferred Stock, $0.01 par value, of the Company (the “Series B Preferred Stock”), at a price of $46.00 per one one-thousandth (1/1000th) of a share of Series B Preferred Stock (the “Purchase Price”), subject to adjustment. The definitive terms of the Rights are set forth in a Rights Agreement, dated May 13, 2013 (the “Rights Agreement”), between the Company and American Stock Transfer & Trust Company, LLC, as Rights Agent (the “Rights Agent”).

A copy of the Rights Agreement (which includes the form of Certificate of Designation of the Series B Preferred Stock as Exhibit A, the form of Rights Certificate as Exhibit B, and the Summary of Rights to Purchase Series B Preferred Stock as Exhibit C) specifying the terms of the Rights has been filed on a Current Report on Form 8-K with the Securities and Exchange Commission on May 13, 2013 and is hereby incorporated herein in its entirety by reference.

Distribution Date; Acquiring Person

The Rights are not exercisable until the “Distribution Date.” Under the Rights Agreement, the “Distribution Date” will occur after the earlier to occur of the following events: (i) the close of business on the 10th day after the date of the first public announcement that a person or group of affiliated or associated persons (subject to certain exceptions discussed below, an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding Common Stock (which includes Common Stock referenced in derivative transactions and securities), or such earlier date as a majority of the Board shall become aware of such acquisition of Common Stock (the “Stock Acquisition Date”) or (ii) the close of business on the 10th business day, or such specified or unspecified later date on or after the Record Date as may be determined by action of the Board, following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 20% or more of the outstanding Common Stock.

The Rights Agreement provides that the following shall not be deemed an “Acquiring Person” for purposes of the Rights Agreement: (i) the Company or any subsidiary of the Company, in each case including, without limitation, in its fiduciary capacity, any employee benefit or compensation plan of the Company or of any subsidiary of the Company, or any person or entity holding shares of Common Stock for or pursuant to the terms of any such plan or for the purpose of funding any such plan or funding other employee benefits for employees of the Company or any subsidiary of the Company (an “Exempt Person”); (ii) any person who, as of May 13, 2013, already is the beneficial owner of 20% or more of the shares of Common Stock then outstanding, provided that if such person thereafter becomes the beneficial owner of additional shares of Common Stock representing 1% or more of the shares of Common Stock then outstanding and then beneficially owns 20% or more of the shares of Common Stock then outstanding, such person will no longer be exempted from the definition of, and shall be deemed to be, an Acquiring Person; (iii) Okumus Fund Management Ltd. (“Okumus”), for so long as it is the beneficial owner of no more than 20% of the Common Stock then outstanding, provided that Okumus may beneficially own 20% or more, but less than 25%, of the Common Stock then outstanding solely as a result of its purchase of shares of Common Stock pursuant to the certain “put agreements” with respect to shares of Common Stock previously entered into by Okumus and in effect as of May 13, 2013 (and under which, if exercised by the counterparties thereto, Okumus is required to purchase additional shares of Common Stock), and provided, further, however, that if Okumus, after the expiration, cancellation or termination of said put agreements, becomes the beneficial owner of additional shares of Common Stock representing 1% or more of the shares of Common Stock then outstanding and then beneficially owns 20% or more of the Common Stock then outstanding, Okumus will no longer be exempted from the definition of, and shall be deemed to be, an Acquiring Person; and (iv) a person or group of affiliated or associated persons who inadvertently have become the beneficial owner of 20% or more of the outstanding shares of Common Stock, or have become such solely as a result of a reduction in the outstanding shares of Common Stock in transactions affected by the Company, provided that if such person or group of affiliated or associated persons shall become the beneficial owner of one or more additional shares of Common Stock without the prior written consent of the Company (subject to certain exceptions) and thereafter beneficially owns 20% or more of the shares of Common Stock then outstanding, then such person or group of affiliated or associated persons will no longer be exempted from the definition of Acquiring Person.

Evidence of Rights; Transfer and Detachment; Right Certificates

Until the Distribution Date or the earlier redemption, expiration or termination of the Rights, the Rights associated with Common Stock and the Series A Preferred Stock shall be evidenced by Common Stock or Series A Preferred Stock certificates alone and the registered holders of Common Stock or Series A Preferred Stock also shall be the registered holders of the associated (corresponding) Rights, and the surrender for transfer of any of such certificates also shall constitute the transfer of the Rights associated with Common Stock or Series A Preferred Stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Common Stock and Series A Preferred Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Rights shall be issued in respect of all shares of Common Stock that are issued (whether originally issued or issued from the Company’s treasury) after the Record Date but prior to the earlier of the Distribution Date or the Expiration Date (as defined below).

Exercisability; Expiration; Adjustments

The Rights are not exercisable until the Distribution Date and will expire on the earliest of (i) the close of business on the Final Expiration Date, (ii) the time at which the Rights are redeemed, or (iii) the time at which the Board mandates the exchange of the Rights (the “Expiration Date”). The “Final Expiration Date” is the earlier of (i) the close of business on May 13, 2016 or (ii) the 30th day following the Company’s 2014 annual meeting, if the approval of the Company’s stockholders is not obtained at such meeting.

The Purchase Price payable, and the number of shares of Series B Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the shares of Series B Preferred Stock; (ii) upon the grant to holders of the Series B Preferred Stock of certain rights or warrants to subscribe for or purchase Series B Preferred Stock at a price, or securities convertible into Series B Preferred Stock with a conversion price, less than the then-current market price of the Series B Preferred Stock; or (iii) upon the distribution to holders of the Series B Preferred Stock of evidences of indebtedness, assets, cash, or stock (excluding regular cash dividends out of the earnings or retained earnings of the Company and dividends payable in shares of Series B Preferred Stock) or of subscription rights, options, or warrants (other than those referred to above).

The number of outstanding Rights and the number of one one-thousandths (1/1000th) of a share of Series B Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of Common Stock or a stock dividend on Common Stock payable in Common Stock or subdivisions, consolidations, or combinations of Common Stock occurring, in any such case, prior to the Distribution Date.

Subject to certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such price. At the Company’s option, cash (based on the market price on the last trading date prior to the date of the exercise) may be paid instead of issuing fractional shares of any securities (other than fractional shares of Series B Preferred Stock in integral multiples of one one-thousandth of a share).

Series B Preferred Stock

Shares of Series B Preferred Stock issued upon exercise of the Rights would not be redeemable. Each share of Series B Preferred Stock, if so issued upon exercise, would be entitled, when, as, and if declared, to a minimum preferential quarterly dividend payment of the greater of (i) $1.00 per share and (ii) an amount equal to 1,000 times the dividend declared and payable in respect of one whole share of Common Stock. In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series B Preferred Stock would be entitled to a minimum preferential payment equal to $1,000 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon. Each issued and outstanding share of Series B Preferred Stock would have 1,000 votes, voting together with Common Stock. Finally, in the event of any merger, consolidation, or other transaction in which outstanding shares of Common Stock were converted or exchanged, each share of Series B Preferred Stock would be entitled to receive 1,000 times the amount received in respect of one whole share of Common Stock. The rights of the Series B Preferred Stock as to dividends, liquidation, and voting, and in the event of mergers and consolidations, are protected by customary anti-dilution provisions.

Because of the nature of the Series B Preferred Stock’s dividend, liquidation, and voting rights, the value of one one-thousandth of a share of Series B Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

“Flip-In” Events

If, after the date of the Rights Agreement, (i) any person becomes an Acquiring Person; (ii) any Acquiring Person engages in certain “self-dealing” transactions with the Company (described below); or (iii) while there exists an Acquiring Person, an event occurs which results in such Acquiring Person’s ownership interest in any class of securities of the Company being increased by more than 1% (e.g., a reverse stock split), in each case which would not otherwise trigger a “flip-over” event as described below, each holder of a Right would thereafter have the right to receive, upon exercise of the Right, that number of shares of Common Stock (or, in certain circumstances, cash, property, or other securities of the Company) which equals the Purchase Price divided by 50% of the “current market price” (as defined in the Rights Agreement) of Common Stock at the date of the occurrence of the event. Notwithstanding the foregoing, following the occurrence of any of such events, any Rights beneficially owned by any Acquiring Person would immediately become null and void.

“Self-dealing” transactions are defined to include (i) a consolidation, merger, or other combination of any Acquiring Person with the Company or any subsidiary of the Company in which the Company or such subsidiary is the surviving corporation and Common Stock remains outstanding and no shares are changed into or exchanged for stock or other securities or cash or any other property; (ii) the transfer of assets or property to the Company or any subsidiary of the Company in exchange (in whole or in part) for securities of the Company or any of its subsidiaries; (iii) the acquisition of securities of the Company (other than in a pro rata distribution payable ratably to all stockholders); (iv) the sale, purchase, transfer, distribution, lease, mortgage, pledge, or acquisition of assets by the Acquiring Person to, from or with the Company, other than on an arm’s length basis; (v) the receipt of any compensation by an Acquiring Person for services (other than for employment as a regular full-time or part-time employee or director on a basis consistent with the Company’s past practice); (vi) the receipt of the benefit of a loan or provision of other financial assistance (except proportionately as a stockholder) by an Acquiring Person; or (vii) the licensing, sale, or other transfer of proprietary technology or know-how from the Company to the Acquiring Person on terms not approved by the Board.

“Flip-Over” Events

If, after the Stock Acquisition Date, the Company is acquired in a merger or other business combination in which Common Stock is exchanged or converted or in which the Company is not the surviving corporation, or 50% or more of the Company’s assets or earning power are sold, each holder of a Right thereafter shall have the right to purchase, upon payment of the then current Purchase Price, such number of shares of common stock of the acquiring company which equals the Purchase Price divided by 50% of the “current market price” (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event. Notwithstanding the foregoing, following the occurrence of any of such events, any Rights beneficially owned by any Acquiring Person would immediately become null and void.

Exchange Option

The Company may, at its option, by majority vote of the Board, at any time after any person becomes an Acquiring Person, mandate the exchange of all or part of the then outstanding and exercisable Rights for shares of Common Stock at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Board, however, may not effect an exchange at any time after any person (other than an Exempt Person), together with all affiliates of such person, becomes the beneficial owner of 50% or more of Common Stock then outstanding. Immediately upon the action of the Board ordering the exchange of any Rights and without any further action and without any notice, the right to exercise such Rights will terminate and the only right thereafter of a holder of such Rights will be to receive that number of shares of Common Stock equal to the number of such Rights held by the holder.

Redemption

The Board may, at its option, at any time prior to the earlier of (i) the first occurrence of a “flip-in” event and (ii) the Final Expiration Date, redeem the Rights at a redemption price of $0.0001 per Right (the “Redemption Price”), payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board shall determine. Immediately upon such redemption, the right to exercise the Rights will terminate, and the holders of Rights will become entitled only to receive the Redemption Price.

Amendment

For so long as the Rights are redeemable, any of the provisions of the Rights Agreement may be amended by the Board without the approval of any holders of the Rights. After such time as the Rights are no longer redeemable, the Board may amend the Rights Agreement to cure any ambiguity, to correct or supplement any provision which may be defective or inconsistent with any other provisions, to make changes which do not adversely affect the interests of holders of Rights (excluding the interests of any Acquiring Person), or to shorten or lengthen any time period under the Rights Agreement, provided that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Rights of Holders

The Rights themselves do not entitle the holder thereof to any rights as a stockholder of the Company, including, without limitation, the right to vote or receive dividends.

The foregoing summary of the Rights Agreement and the Rights does not purport to be complete and is subject to, and qualified in its entirety by, the full text of each of the Certificate of Designation with respect to the Series B Preferred Stock (together with each of the exhibits thereto) and the Rights Agreement (together with each of the exhibits thereto), copies of which are attached hereto as Exhibits 3.1 and 4.1, respectively, and are incorporated herein in their entirety by reference.

Item 2.	Exhibits.

The document listed below is filed as an exhibit to this Registration Statement:

Exhibit Number	Description

3.1	Certificate of Designation with respect to the Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus, Inc.

4.1	Rights Agreement, dated May 13, 2013, between Vocus, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 13, 2013	VOCUS, INC.

	By:	/s/ Stephen Vintz
	Name:	Stephen Vintz
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

3.1	Certificate of Designation with respect to the Series B Junior Participating Preferred Stock, $0.01 par value, of Vocus, Inc.

4.1	Rights Agreement, dated May 13, 2013, between Vocus, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent.